SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING, HELD ON MAY 11, 2009

Date, time and place: Held on May 11, 2009, at 5:00 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 - in the Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo, SP. Call: Waived, due to the attendance of all the members of the Company’s Board of Directors. Attendance: all the members of the Company’s Board of Directors. Presiding Board: Constantino de Oliveira Jr. – as chair of the meeting; Henrique Constantino – to be the Secretary. Agenda: Resolve on: (i) approval of the Financial Statements of the Company for the first quarter 2009, with the special revision by Ernst & Young Auditores Independentes (“Ernst & Young”); (ii) the budget of the Company (“Budget”) for the fiscal year 2009; (iii) resignation of a member of the Financial Policy Committee and election of a substitute. Resolutions taken by unanimous vote: After the necessary clarifications, following a detailed analysis of the Financial Statements and other documents referring to the matters of the agenda, and considering the recommendation of the Audit Committee, the following has been approved by unanimous vote: (i) the Financial Statements for the first quarter 2009, which after duly approved and initialed by the Presiding Board, will have one copy filed with the head-office and shall be disclosed within the required time; (ii) the Budget for fiscal year 2009, the original copy of which was initialed by the Presiding Board, will be field with the Company’s head-office; (iii) acceptance of the resignation of Mrs. Anna Cecília Bettencourt Cochrane from the office of member of the Financial Policy Committee of the Company, who had been elected at the Meeting of the Board of Directors held on August 06, 2008, and of the election of Mr. Leonardo Porciúncula Gomes Pereira, Brazilian, married, business manager, holder of Identity Card RG no. 040.410.961 and of Individual Taxpayer Card (CPF/MF) no. 606.399.897 -72, current Financial Vice-President Officer, also occupying the office of Investor Relations Officer, to occupy the office of member of the Financial Policy Committee of the Company, until the next election of the members of such Committee, scheduled to August 2009.

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Drawing-up and Reading of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these presents. After reopening this Meeting, minutes were read and checked by those attending the meeting, who signed the document. These minutes were drawn-up in a summary form, as set forth in Article 130, paragraph one, of Law no. 6404/76. São Paulo, May 11, 2009. Presiding Board: Constantino de Oliveira Júnior – chair of the meeting; Henrique Constantino – secretary. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

_______________________________________________	_______________________________________________
Constantino de Oliveira Jr.	Henrique Constantino
Chair of the meeting	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.